

February 3, 2011

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

> **Re: Summit Hotel Properties, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed January 28, 2011**
> **File No. 333-168686**

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that Morgan Keegan & Company, Inc. is one of the underwriters for your offering. Please advise us whether you have considered the materiality of the following legal proceedings against Morgan Keegan & Company, Inc. and their potential impact on Morgan Keegan's ability to carry out its obligations as an underwriter:

- SEC Division of Enforcement matter: In the Matter of Morgan Asset Management, Inc., Morgan Keegan & Company, Inc., James C. Kelsoe, Jr., and Joseph Thompson Weller, CPA, as described in the SEC News Digest, Issue 2010-62, April 7, 2010.[1]

- Financial Industry Regulatory Authority (FINRA) complaint: Morgan Keegan & Company, Inc. Action, announced in a news release dated April 7, 2010.[2]

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[1] Available on the SEC's website at http://www.sec.gov/news/digest/2010/dig040710.htm.

- Administrative proceeding by the states of Alabama, Kentucky, Mississippi and South Carolina: In the Matter of Morgan Asset Management, Inc. et. al., Joint Administrative Proceeding, File Nos. SC-2010-0016 (Alabama), 2010-AH-021 (Kentucky), S-08-0050 (Mississippi) and 08011 (South Carolina).[3]

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
       Hunton & Williams LLP

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[2] Available on FINRA's website at http://www.finra.org/Newsroom/NewsReleases/2010/P121250.

[3] Available on various state websites such as at http://www.kfi.ky.gov/public/morgankeegan.htm.